

June 23, 2015

Via Email
Zhan Chen
Wilson, Sonsini, Goodrich & Rosati P.C.
Jin Mao Tower, 38F Unit 03-04
88 Century Boulevard
Shanghai 200121
The People's Republic of China

> **Re:** **Shanda Games Ltd**
> **Schedule 13E-3/A filed June 11, 2015**
> **Filed by Shanda Games Ltd., Capitalhold Ltd., Ningxia Yilida Capital**
> **Investment Limited Partnership, et al.**
> **SEC File No. 5-85045**

Dear Ms. Chen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing above. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your amended filing. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

1. We note your response to comment 4 in our prior comment letter dated June 4, 2015. We note that Mr. Lijun Lin ceased to be the chief executive officer of CUAM as of April 16, 2015; however, it is unclear from your response whether Mr. Lin is otherwise affiliated with CUAM, whether through equity ownership or otherwise. Please clarify. Further, we do not understand your assertion that "CUAM's affiliation with Orient Hongtai and Orient Hongzhi, each of which is a member of the Buyer Group, was unrelated to the Transactions." Please expand your response to address any current affiliation between Mr. Lijun Lin and any filing person, including but not limited to Orient Hongtai and Orient Hongzhi.

2. Refer to comment 8 in our prior comment letter and your response. Your response and amended disclosures on pages 11 and 61 of the proxy statement does not address the part of the comment asking about the potential impact of Kilometre's claims (if they are successful) on the proposed merger. In addition, revise the disclosure to discuss the

possible timing (to the extent known) of a decision on Kilometre's court action, particularly as to the claims to be heard on July 8, 2015.

3. Refer to comment 9 in our prior letter and your response. We are unable to locate the documents you say you provided in response to that comment. Please advise.

Special Factors – Background of the Merger, page 19

4. Refer to comment 10 in our prior comment letter and your response. We note the disclosure in this section on page 19 that Kilometre was engaged by the Company to advise it on and to help it execute "possible strategic alternatives… including change of control transactions…" In this capacity, Kilometre contacted and introduced the Company to several entities regarding a potential going private transaction. Around this time (January 2014), the Buyer Group submitted its Proposal to the Board; we understand that Kilometre was retained by the Company through August 2014 which would include the time period when this going private merger was proposed and negotiated. We continue to believe that Kilometre may be an outside party within the meaning of Item 1015 of Regulation M-A. Any written or oral reports relating to the going private transaction provided by such a party should be summarized in the disclosure document. See Item 1015(a) of Reg. M-A.

5. We note your response to prior comment 11 and the revised disclosure on page 20 regarding the authority designated to the Special Committee. In the appropriate part of the disclosure document, address specifically why the Special Committee and the Company rejected the option of remaining independent in favor of this proposed going-private merger.

6. An April 2015 press report states that investors were solicited to purchase shares in a trust to invest in filer Ningxia Zhongyincashmere International Group Co. Ltd. ("Ningzia") to fund its November 2014 purchase of shares in Shanda. However, Ningxia's Schedule 13D dated December 5, 2014 lists the source of those funds as a bank loan from the Bank of China. Please revise here (and in the Schedule 13D if appropriate) to address the source of funds to be provided by members of the Buyers Group.

7. Refer to page 26 and the revised disclosure about the Shanda SDG Sale. Expand to provide additional disclosure about Mr. Zhang's role in approving or participating in the November 2014 sale between SDG and Yili Shengda Investment Holdings (Hong Kong) Company Ltd. Mr. Zhang was affiliated with both entities, as well as with the Company, and the sale of Class B shares was made at a price of $5.127 per share, after which Yili Shengda joined the Buyers Group.

8. News reports indicate that Alibaba expressed an interest in investing in the Company in February 2014. Indicate if this is true (and if so, include disclosure in the document), and explain, how it was considered by the filing persons in approving the proposed merger.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 29

9. In transactions that occurred in April and September 2014, Shanda SDG Investment Ltd. ("SDG"), converted its shares in the Company from Class B into Class A before sales to various investors. However, in a sale in November 2014, Class B shares were not similarly converted, but a higher price per share than the merger price ($5.127 per share versus $3.55 per share) was paid. Revise to address how the filing persons including the members of the Buyers Group considered these higher prices when assessing the fairness of the currently-proposed merger. Why were shares converted in earlier sales but not later ones?

Plans for the Company after the Merger, page 51

10. Expand to specifically address whether the filing persons are considering a re-listing of the Company's shares on a Chinese exchange, which could involve a restructuring of its assets and significant revisions to its corporate structure. We note an April 2015 press report citing the Company's plans for a "back door listing" of A Shares on a Chinese exchange. The filing persons' plans in this regard should be specifically addressed in the disclosure document. See Item 1006(c) of Regulation M-A (including the Instruction to that provision).

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions about these comments or your filings to me at 202-551-3263 or in my absence, to Nicholas Panos, at 202-551-3266

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Xiaoxi Lin, Esq. (via email)